UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

POINTER TELOCATION LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	001-13138	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

14 Hamelacha Street, Rosh Ha'ayin, Israel		48091
(Address of principal executive offices)		(Zip Code)

Zvi Fried, Chief Financial Officer
Telephone: + 972-3-572-3111

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pointer Telocation Ltd. evaluated its current product lines and determined that tantalum, tin, and tungsten and gold are necessary to the functionality or production of certain products that we manufacture or contract to manufacture.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at http://www.pointer.com/about/corporate-governance/ as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibits

Pointer has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pointer Telocation Ltd.
(Registrant)

/s/ Zvi Fried	May 29, 2014
By: Zvi Fried, Chief Financial Officer	(Date)